Exhibit 99.1

c/o Conyers Trust Company (Cayman) Limited SIX, Cricket Square, P.O. Box 2681 Grand Cayman KY1 1111 Cayman Islands www.ir.thezetanetwork.com

Zeta Network Group
(the “Company”)

Notice of Extraordinary General Meeting of the Company

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company (the “Meeting”) will be held on the 8th day of May, 2026, at 10:00 am (10:00 pm Eastern time on May 7, 2026) at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing and approving the following shareholders’ resolutions:

Resolution 1:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve:

1)	Share Capital Reduction

a)	the par value of each issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and each issued and outstanding class B ordinary share with a nominal or par value of US$0.25 in the share capital of the Company be reduced to US$0.0025 by cancelling US$0.2475 of the paid-up capital on each of the issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and class B ordinary share with a nominal or par value of US$0.25 (the “Share Capital Reduction”);

b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0025; and

c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time.

2)	Share Capital Subdivision

d)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class A ordinary shares with a nominal or par value of US$0.0025 each; and

b.	each authorised but unissued class B ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class B ordinary shares with a nominal or par value of US$0.0025 each.

(the “Sub-division”)

3)	Share Capital Cancellation

e)	immediately following the Sub-division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares with a nominal or par value of US$0.0025 each and authorised but unissued class B ordinary shares with a nominal or par value of US$0.0025 each as will result in the Company having authorised share capital of US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Cancellation”); and

4)	Authorised Share Capital Confirmation

f)	immediately following the Share Capital Reduction, Sub-division and Cancellation, the authorised share capital of the Company shall be changed from US$32,000,000.00 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.25 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.25 each to US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each.

Resolution 2:

RESOLVED AS AN ORDINARY RESOLUTION, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased

FROM: US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

TO: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each, by the creation of (i) 11,088,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each, and (ii) 1,584,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Share Capital Increase”).

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that:

1)	the eighth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the ninth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.2 (the “Ninth Amended M&A”), which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

2)	the Company’s registered office provider be authorised to make any necessary filing with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in connection with the adoption of the Ninth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Resolution 4:

RESOLVED AS AN ORDINARY RESOLUTION, that:

1)	a share consolidation be approved and the Board be authorised to determine, in its sole discretion, as to how and when to implement and effect the share consolidation (the “Share Consolidation”), whereby issued and authorised class A ordinary shares with a nominal or par value of US$0.0025 each and class B ordinary shares with a nominal or par value of US$0.0025 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than four thousand (4,000)-for-one (1) (the “Consolidation Range”), at a date to be determined by the Board, with the exact ratio to be set at a whole number within Consolidation Range, as determined by the Board in its sole discretion within three years after the conclusion of the Meeting; and

2)	the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, be authorised to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class.

Resolution 5:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to approval by the shareholders of Resolution 4, and entirely conditional upon the implementation of the Share Consolidation with the exact consolidation ratio and the effective date of the Share Consolidation as determined by the Board:

1)	the Ninth Amended M&A be amended and restated by their deletion in their entirety and the substitution in their place with the tenth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.3 (the “Tenth Amended M&A”), to reflect the Share Consolidation, so long as it is implemented within three years after the conclusion of the Meeting; and

2)	the Company’s registered office provider be authorised to make any necessary filing with the Cayman Registrar in connection with the adoption of the Tenth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Whether or not you plan to attend the Meeting, we urge you to vote prior to the Meeting to ensure your vote is counted. You may still attend the Meeting and vote at the Meeting even if you have already voted by proxy. To vote prior to the Meeting, you may complete and returning a proxy card as described below.

To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and submit it by one of the following methods: (i) online at www.Transhare.com by clicking “Vote Your Proxy” and entering your control number; (ii) by email by sending your signed proxy card to Proxy@Transhare.com; (iii) by fax by sending your proxy card to 1.727.269.5616; or (iv) by mail by signing, dating and mailing your proxy card to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764. Proxies must be received no later than 10:00 p.m., Eastern Time, on May 5, 2026, in order to be valid.

By order of the Board

/s/ Xiaowen “Samantha” Huang
Xiaowen “Samantha” Huang
Chief Executive Officer and Director
April 14, 2026

Notes: IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE EGM OR SEND IN A SPECIFIC PROXY.

(i) Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one proxy to attend and vote in his stead. A proxy need not be a shareholder of the Company. A form of proxy has been included with this Notice.

(ii) Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends and votes at the Meeting or executes a specific proxy.

(iii) To be valid, a proxy form must be duly completed, signed and lodged, together with any power of attorney or other authority (if any) under which it is signed, or a notary certified copy thereof, by one of the following methods not less than 48 hours before the date appointed for holding the Meeting or adjourned Meeting:

(a) Online: by visiting www.Transhare.com and clicking “Vote Your Proxy,” and entering the control number shown on the proxy card;

(b) By email: by emailing a signed proxy card to Proxy@Transhare.com;

(c) By fax: by faxing the proxy card to 1.727.269.5616; or

(d) By mail: by signing, dating and mailing the proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater, FL 33764

(iv) If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether virtually or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

(v) A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

(vi) The quorum for the Meeting is two or more shareholders of the Company present at the Meeting in person or by proxy.

For more information on the Meeting and the relevant documentation, please visit Company’s website at www.ir.thezetanetwork.com.

Form of Proxy Card

Zeta Network Group

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xiaowen “Samantha” Huang and Lili Jiang, as proxies of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Zeta Network Group (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Extraordinary General Meeting of Shareholders of the Company on 8th day of May 2026 at 10:00 am local time (10:00 pm Eastern time on May 7, 2026), at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxies to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and submit it by one of the following methods:

(i) online at www.Transhare.com by clicking “Vote Your Proxy” and entering your control number;

(ii) by email by sending your signed proxy card to Proxy@Transhare.com;

(iii) by fax by sending your proxy card to 1.727.269.5616; or

(iv) by mail by signing, dating and mailing your proxy card to

Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

Proxies must be received no later than 10:00 p.m., Eastern Time, on May 5, 2026, in order to be valid.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

FOR THE PROPOSALS BELOW.

(Indicate your vote “for”, “against” or “abstain” with a “✔” in the appropriate boxes.)

No.	Resolution	For	Against	Abstain
1	Resolution 1: a special resolution to approve Share Capital Reduction and Reorganization	☐	☐	☐
2	Resolution 2: an ordinary resolution to approve to Share Capital Increase	☐	☐	☐
3	Resolution 3: a special resolution to approve Ninth Amended M&A	☐	☐	☐
4	Resolution 4: an ordinary resolution to approve Share Consolidation be approved and the Board be authorised to determine, in its sole discretion	☐	☐	☐
5	Resolution 5: a special resolution to approve Tenth Amended M&A, subject to approval of Resolution 4	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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